

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2013

Mr. J. Jeremy Barbera
Chief Executive Officer
MSGI Technology Solutions, Inc.
575 Madison Avenue, 10th Floor
New York, NY 10022

      Re: MSGI Technology Solutions, Inc.
           Item 4.01 Form 8-K
           Filed July 25, 2013
           File No. 1-01768

Dear Mr. Barbera:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K dated July 25, 2013

Item 4.01 - Changes in Registrant's Certifying Accountant

1.   With reference to the letter from your former accountants included in Exhibit 16.2, please tell us how you considered whether the referenced items represent a disagreement that required disclosure in your Form 8-K. Explain the basis for your conclusion that this does not represent a disagreement or alternatively revise the Form 8-K to provide the information required by Item 304(a)(1)(v)(C)-(D) of Regulation S-K. In the event that you amend the Form 8-K, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief